6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE        NASDAQ: CRME       TSX: COM

CARDIOME APPOINTS DR. CHARLES FISHER AS CHIEF
MEDICAL OFFICER AND EXECUTIVE VICE PRESIDENT

Vancouver, Canada, January 27, 2005 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today announced the appointment of Dr. Charles Fisher to the position of Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs. Dr. Fisher will be responsible for overseeing and implementing Cardiome’s clinical and regulatory programs and contributing to new product development.

Dr. Fisher has over 20 years of experience in clinical research trials and Phase 1 to 4 drug development. He was most recently Divisional Vice President of Global Pharmaceutical Development, Abbott Laboratories, responsible for the global development of pharmaceuticals, biologics and drug coated medical devices. While at Abbott Laboratories, he oversaw the development and FDA approval of Humira for the treatment of rheumatoid arthritis. Prior to Abbott Laboratories, he was an Executive Director and Clinical Research Fellow at Eli Lilly & Co. During his time with Eli Lilly, he was responsible for developing business strategy for critical care, cardiovascular, inflammation and bio-products, therapeutics areas, identification of disease state targets, and business development. Dr. Fisher led the Eli Lilly scientific team in the development and regulatory approval of Xigris for the treatment of severe sepsis. He was a co-founder of the biopharmaceutical company Incyte and assisted Ono Pharmaceuticals in achieving Japanese regulatory approval of Elaspol for the treatment of acute lung injury.

Dr. Fisher is a Fellow of the American College of Physicians, American College of Chest Physicians, American College of Critical Care Physicians, American College of Emergency Physicians, and the American Academy of Emergency Medicine. He is also a member of numerous professional societies.

Prior to joining industry, Dr. Fisher had a distinguished career as Professor and Head, Critical Care Medicine at the Cleveland Clinic Foundation. He is renowned as an international thought leader in sepsis and is an invited speaker at international conferences. He has personally designed, conducted and executed over 20 clinical trials as Principle Investigator. He scientifically championed molecules, met with the US and European regulatory authorities, conducted investigator meetings, sat on numerous scientific and advisory boards; and participated in various clinical research groups. He has authored 88 peer-reviewed manuscripts and has been a reviewer for 14 journals. He has been issued four patents in the US, two in the EU, and has five patents pending.

Dr. Fisher obtained his MD in 1973 from Michigan State University. He completed his internship and residency at the University of California, UC Davis Medical Center and fellowship training at the University of Manitoba. From 1977-1997 Dr. Fisher held various Professorship and Directorship positions at The University of Manitoba, the University of California, Davis Medical Center, Case Western University and the Cleveland Clinic Foundation.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for termination of atrial fibrillation (AF) and a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome reported Phase 3 results for IV RSD1235 in December 2004. Of the 237 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p< .001). There were no cases of drug-related

“Torsades de Pointes”. Controlled-release oral formulations of RSD1235 are currently being evaluated in Phase 1 clinical trials.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.